

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 27, 2023

Matt Ferguson
Chief Financial Officer
ELUTIA INC.
12510 Prosperity Drive, Suite 370
Silver Spring, MD 20904

> **Re: ELUTIA INC.**
> **Registration Statement on Form S-3**
> **Filed November 20, 2023**
> **File No. 333-275666**

Dear Matt Ferguson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Doris Stacey Gama at 202-551-3188 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Eaton, Esq.